UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2017

On March 23, 2018, KB Financial Group Inc. held its annual general meeting of shareholders for fiscal year 2017, and six agenda items out of eight agenda items were approved and ratified as set forth below.

Agenda:

1)	Approval of financial statements and the proposed dividend payment for fiscal year 2017:

Approved as originally proposed.

2)	Amendment of the articles of incorporation: Approved as originally proposed.

3)	Appointment of non-executive directors

3-1)	Mr. Suk Ho Sonu, non-executive director candidate:

Approved as originally proposed.

3-2)	Ms. Myung Hee Choi, non-executive director candidate:

Approved as originally proposed.

3-3)	Mr. Kouwhan Jeong, non-executive director candidate:

Approved as originally proposed.

3-4)	Mr. Suk Ryul Yoo, non-executive director candidate:

Approved as originally proposed.

3-5)	Mr. Jae Ha Park, non-executive director candidate:

Approved as originally proposed.

4)	Appointment of a non-executive director, who will serve as a member of the Audit Committee*

Mr. Jongsoo Han, non-executive director candidate:

Approved as originally proposed.

5)	Appointment of members of the Audit Committee, who are non-executive directors

5-1)	Mr. Suk Ho Sonu, Audit Committee member candidate:

Approved as originally proposed.

5-2)	Mr. Kouwhan Jeong, Audit Committee member candidate:

Approved as originally proposed.

5-3)	Mr. Jae Ha Park, Audit Committee member candidate:

Approved as originally proposed.

6)	Approval of the aggregate remuneration limit for directors:

Approved as originally proposed.

7)	Amendment of the articles of incorporation (proposed by the Labor Union of Kookmin Bank and others)**

7-1)	Amendment to Article 36 of the articles of incorporation: Rejected.

7-2)	Amendment to Article 48 of the articles of incorporation: Rejected.

8)	Appointment of a non-executive director (proposed by the Labor Union of Kookmin Bank and others)**

Mr. SoonWon Kwon, non-executive director candidate: Rejected.

*	Pursuant to Article 19, Paragraph (5) of the Act on Corporate Governance of Financial Companies
**	Shareholders’ proposal from the Labor Union of Kookmin Bank, a chapter of the Korean Financial Industry Union, and others

Details of Approved Agenda Items

•	Key items of the approved financial statements for fiscal year 2017

•	Consolidated financial statements for fiscal year 2017*

(In millions of Won, except per share amount)
Total assets	436,785,609
Total liabilities	402,740,780
Share capital	2,090,558
Total shareholders’ equity	34,044,829
Total operating revenue**	39,229,265
Net operating income	4,015,274
Profit for the period***	3,343,461
Basic earnings per share (Won)	8,305

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.
***	Represents total profit for the period, including profit attributable to non-controlling interests.

•	Separate financial statements for fiscal year 2017*

(In millions of Won, except per share amount)
Total assets	25,102,834
Total liabilities	5,976,289
Share capital	2,090,558
Total shareholders’ equity	19,126,545
Total operating revenue**	727,087
Net operating income	547,778
Profit for the period***	553,425
Basic earnings per share (Won)	1,388

*	Based on the International Financial Reporting Standards as adopted by the Republic of Korea.
**	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss and other operating income.
***	Represents total profit for the period, including profit attributable to non-controlling interests.

•	Declaration of Dividends

A cash dividend of KRW 1,920 per common share was declared

•	Total dividend amount: KRW 766,728,159,360

•	Dividend yield: 3.1%

•	Appointed Non-Executive Directors and Audit Committee Members

•	Number of newly appointed or re-appointed non-executive directors: 6

•	Number of newly appointed or re-appointed members of the Audit Committee: 4

•	Total Number of Directors and Audit Committee Members Following Appointment

•	Directors: 9 (including 7 non-executive directors)

•	Members of the Audit Committee, who are non-executive directors: 4

Details regarding newly appointed or re-appointed non-executive directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Suk Ryul Yoo	April 1950

•  Visiting Professor, Seoul National University

•  Chairman, Credit Finance Association

•  President & CEO, Samsung Total Petrochemicals Co., Ltd.

•  President & CEO, Samsung Card Co., Ltd.

•  President & CEO, Samsung Life Insurance Co., Ltd.

•  President & CEO, Samsung Securities Co., Ltd.

•  President & CEO, Samsung Capital Co., Ltd.

			President & CEO, Jungmok	1 year	Re-appointed

Jae Ha Park	November 1957	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	—	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Jongsoo Han	October 1960	• Professor, Ewha Womans University (Current) • Member, IFRS Interpretations Committee (Current) • President, Korean Academic Society of Accounting (Current) • Vice President, Korea Accounting Association (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Member, Korea Accounting Standards Board	—	1 year	Re-appointed

Suk Ho Sonu	September 1951	• Visiting Professor, Seoul National University Business School (Current) • Dean, Hongik Graduate School of Business Administration • President, Korea Money and Finance Association • President, Korea Finance Association	—	2 years	Newly appointed

Myung Hee Choi	February 1952	• Vice President, Korea Internal Control Assessment Institute (Current) • Auditor, Korea Exchange Bank • Director, Financial Supervisory Service • Senior Operation Officer, Seoul Branch, Citibank Korea	—	2 years	Newly appointed

Kouwhan Jeong	September 1953

•  President Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

			President Attorney at Law, Nambujeil Law and Notary Office Inc.	2 years	Newly appointed

Details regarding newly appointed or re-appointed members of the Audit Committee, who are non-executive directors

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note

Suk Ho Sonu	September 1951	• Visiting Professor, Seoul National University Business School (Current) • Dean, Hongik Graduate School of Business Administration • President, Korea Money and Finance Association • President, Korea Finance Association	—	1 year	Newly appointed

Kouwhan Jeong	September 1953

•  President Attorney at Law, Nambujeil Law and Notary Office Inc. (Current)

•  Chairperson, Consumer Dispute Settlement Commission, Korea Consumer Agency

•  Standing Mediator, Korea Medical Dispute Mediation and Arbitration

•  Branch Chief Prosecutor, Bucheon Branch Office, Incheon District Prosecutor’s Office

			President Attorney at Law, Nambujeil Law and Notary Office Inc.	1 year	Newly appointed

Jae Ha Park	November 1957	• Senior Research Fellow, Korea Institute of Finance (Current) • Deputy Dean, Asian Development Bank Institute • Vice President, Korea Institute of Finance • Vice Chairman, Korea Money and Finance Association • Senior Counselor to the Minister, Ministry of Economy and Finance • Outside Director, Shinhan Bank • Outside Director, Daewoo Securities • Outside Director, Jeonbuk Bank	—	1 year	Re-appointed

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	Term of Office	Note
Jongsoo Han	October 1960	• Professor, Ewha Womans University (Current) • Member, IFRS Interpretations Committee (Current) • President, Korean Academic Society of Accounting (Current) • Vice President, Korea Accounting Association (Current) • Member, Korea Accounting Deliberating Council, Financial Services Commission • Member, Korea Accounting Standards Board	—	1 year	Re-appointed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 23, 2018	By:	/s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Senior Managing Director and Chief Financial Officer